Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:56 08-May-06

RNS Number: 6306C
Wolseley PLC
08 May 2006

Wolseley plc confirms that following the maturity of his 5 year savings contracts, ordinary shares of 25p each in the capital of the Company have been allotted on 8 May 2006 to the under-noted person discharging managerial responsibility (‘PDMR’) as detailed below:

Wolseley Employees Savings Related Share Option Scheme 1981:

Director's name	Date of grant	No. of options	Option price
		exercised	in pence

A Barden	12 April 2001	2,008	336p

As a result of the above transactions, Mr Barden now holds 19,721 ordinary shares in the capital of the Company.

Further Information:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END